Morgan, Lewis & Bockius

c/o 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

November 8, 2024

Confidential

Ms. Chen Chen

Mr. Chris Dietz

Mr. Matthew Crispino

Mr. Larry Spirgel

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Knorex Ltd. (CIK No. 0001982960)
Registration Statement on Form F-1

Dear Ms. Chen, Mr. Dietz, Mr. Crispino, and Mr. Spirgel:

On behalf of our client, Knorex Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated November 5, 2024 on the Company’s amendment No. 5 to the Company’s draft registration statement on Form F-1 confidentially submitted on October 25, 2024. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,

William Ho, David Liao, Charles Mo, Billy Wong, and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California),

Alice Huang (California), Mathew Lewis (New York),

Louise Liu (New York), Vivien Yu (New South Wales),

and Ning Zhang (New York)

*China-Appointed Attesting Officer
#Notary Public of Hong Kong

19th Floor, Edinburgh Tower The Landmark 15 Queen's Road Central Hong Kong	+852.3551.8500 +852.3006.4346

November 8, 2024 Page 2

The Company respectfully advises the Staff that, subject to market conditions, it plans to launch the road show for the proposed offering as soon as possible but not earlier than 15 days after the day hereof. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Amendment No. 5 to Draft Registration Statement on Form F-1

Conventions That Apply to This Prospectus, page 4

1.	You disclose that “(f)ollowing the completion of the Reorganization, the capital structure of the Company mirrors the current capital structure of Knorex SG on a beneficial shareholder basis. Throughout this prospectus, we use 25 ordinary shares of the Company to indicate one outstanding ordinary share of Knorex SG on an as converted basis, which is for convenience and illustrative purposes only and does not represent actual issuances.” Given the Reorganization was completed on September 30, 2024, please remove such disclosure.

In response to the Staff’s comment, the Company has removed the referenced disclosure on page 4 of the Registration Statement.

The Offering, page 10

2.	You disclose that the ordinary shares outstanding immediately after this offering would include 22,977,825 Class A Ordinary Shares but it appears this number should have been 24,977,825. Please revise throughout the filing.

In response to the Staff’s comment, the Company has revised the relevant disclosure throughout the Registration Statement.

Capitalization, page 38

3.	We note your disclosure on page 52 that in July and August 2024 you raised US$1.2 million from bank loans and short-term loans from related parties. Please revise to include this activity as a pro forma adjustment in the Capitalization section. Refer to Rule 11-01(a)(8) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the relevant disclosure.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Khar Heng Choo, Director and Chief Executive Officer, KNOREX LTD.
Joan Wu, Esq., Hunter Taubman Fischer & Li LLC